RECEIVED

2007 JAN 29 A 11:14

Deutsche Lufthansa Aktiengesellschaft
Flughafen-Bereich West, 60546 Frankfurt/Main

Ihre Zeichen / Your Ref. | Unsere Zeichen / Datum / Our Ref. / Date | Telefon / Telefax / Telephone / Telefax

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

FRA IR, nr
17 January 2007





07020632

SUPPL

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Investor Relations

Frank Hülsmann
Senior Vice President

Enclosures

PROCESSED

JAN 31 2007

THOMSON
FINANCIAL

ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

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Lufthansa Investor Relations

Shareholders' structure

55.9 per cent of equity in German hands

Lufthansa's share capital is divided into 457.9 million registered non-par value shares. About 344,000 shareholders are recorded in Lufthansa's shareholders' register. Around 22.5 per cent of Lufthansa's share capital is held by private stock owners, about 77.5 per cent by institutional investors.

Pursuant to the Aviation Compliance Documenting Act, Lufthansa is obliged by law to publish an equity ownership structure with a breakdown by nationality every three months to provide the proof required by bilateral aviation agreements and EU directives that a majority of Lufthansa stock is in German or European hands.

German investors held 55.9 per cent of Lufthansa share capital at 31 December 2006. Second with 15.5 per cent were shareholders from the U.S.A. followed by investors from Great Britain with 13.5 per cent and Belgium with 5.2 per cent.

The requirements for continued exercise of air traffic rights are thus fulfilled.

As of 31 December 2006

Shareholder structure	
Freefloat	100.0 %
there of AXA Group	10.56 %

Shareholder structure by nationality as of 31 December 2006	
Germany	55.9 %
USA	15.5 %
UK	13.5 %
Belgium	5.2 %
Luxemburg	3.7 %
France	2.2 %
Austria	1.0 %
Other	3.0 %



Shareholder structure according to the standards of Deutsche Börse

Issued 31 December 2006



Lufthansa Investor Relations

Monthly Report 12/2006

- **Investor Info**
- **Traffic Figures**

Investor Info

Capacity utilisation in December 2006 compared with previous year


80
75
70
65
60
55
50
%
71.2
72.6
69.1
72.2
69.9
72.0
2005
2006
Passenger LF
Cargo LF
Group LF

Further increase in passenger numbers and capacity utilisation
Year on year, Lufthansa Passenger Airlines welcomed 6.9 per cent more passengers on board in December. This meant that the positive trend for the year continued in December, facilitated by the mild winter. Neither November nor December 2006 saw any significant flight cancellations due to snow or ice. The 5.3 per cent extra capacity was fully absorbed by the market, with sales up 7.4 per cent. The passenger load factor rose to 72.6 per cent (+1.4 pp) accordingly.

Pleasingly, passenger numbers and capacity utilisation were stepped up in all traffic regions. In the Europe traffic region Lufthansa welcomed 7.1 per cent more guests on board. With 11.0 per cent additional capacity and demand up 12.7 per cent, the load factor rose slightly by 0.9 percentage points to 60.5 per cent. The 2.5 per cent capacity increase in the Americas traffic region was more than offset by a 4.4 per cent rise in demand. The passenger load factor climbed by 1.4 percentage points to 79.8 per cent. The Asia/Pacific traffic region showed very strong with a 7.6 per cent growth. The 2.4 per cent capacity increase went down well in the market, with sales up by 6.2 per cent. As a result, the load factor rose by 2.8 percentage points to 78.0 per cent. In the Middle East/Africa traffic region, passenger numbers grew by 9.0 per cent. With capacity and demand up by 5.8 and 8.7 per cent respectively, the load factor increased by 1.9 percentage points to 72.3 per cent.

Lufthansa Cargo carried 146,000 tonnes of freight and mail in December. Sales rose by 4.1 per cent on the year while capacity was largely unchanged (-0.3 per cent). The load factor advanced to 72.2 per cent (+3.1 pp) accordingly. Highest volume growth - 6.2 per cent - was again achieved by the Asia/Pacific traffic region, where the cargo load factor was up 3.4 percentage points to 75.7 per cent.

At 72.0 per cent the Group's overall load factor was 2.1 percentage points higher on the year.

Lufthansa and KarstadtQuelle reach agreement on Thomas Cook
On 22 December, Deutsche Lufthansa and KarstadtQuelle have signed a Memorandum of Understanding. In this accord, Lufthansa has agreed to sell its 50 per-cent stake in the leisure travel group Thomas Cook to KarstadtQuelle. The agreed purchase price is EUR 800m. Lufhansa raises its stake in Condor from 10 to 24.9 per cent and receives the shares held by Condor in the Turkish holiday carrier Sun Express. The net profit for the previous financial year 2005/06 of Thomas Cook will fully remain within the company. The accord still requires the approval of the Supervisory Boards of Lufthansa and KarstadtQuelle and endorsement by the regulatory authorities. The transactions are scheduled to be finalised in the first quarter 2007.

Lufthansa and Turkish Airlines agree to cooperate
With the announcement of Turkish Airline's accession to Star Alliance, a bilateral cooperation between Lufthansa and Turkish Airlines was signed, too. From 25th of March, flights will be operated on a code share basis and flight schedules be harmonised. In addition to an enlarged network of routes by further 27 destinations in Turkey and the Middle East, increased frequencies and better connections are the positive consequences of the cooperation.

Lufthansa takes on 3,000 new staff
Within the projected growth, Lufthansa is recruiting a total of 3,000 new staff in 2007 to satisfy the need in the service professions in Frankfurt and Munich.

Lufthansa Technik signs new contracts
In December Lufthansa Technik acquired new customers. With the Australian airline Virgin Blue and the French start-up carrier Elysair contracts for several years were signed. Furthermore, the relationship with Croatia Airlines will be strengthened.

Lufthansa Cargo sells majority stake in time:matters
In line with a buyout, Lufthansa Cargo has sold her majority stake of 51 per cent in the specialist logistics company time:matters to the private equity firm Buchanan Capital Partners. With this a financially strong partner was found to provide the further growth of time:matters. Further financial details of the transaction will not be disclosed by the parties.

Shareholders' structure as of 31 December 2006
At the end of the year 2006, German shareholders held 55.9 per cent of Lufthansa share capital, followed by investors from the U.S.A. with 15.5 per cent and Great Britain with 13.5 per cent.

The **next Investor Info** with the traffic figures for January will be published on 09 February 2007.

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top 

Traffic Figures

Lufthansa Passenger Airlines*	December 2006	Yoy %	Cumulative	Yoy %
Passengers in 1,000	3,969	+ 6.9	53,432	+ 4.2
Available seat-kilometres (mio)	11,403	+ 5.3	146,720	+ 1.8
Revenue pax-kilometres (mio)	8,277	+ 7.4	110,330	+ 2.0
Passenger load-factor (%)	72.6	+ 1.4P.	75.2	+ 0.2P.
Number of Flights	49,891	+ 4.5	640,843	+ 2.6
Lufthansa Cargo AG	**December 2006**	**Yoy %**	**Cumulative**	**Yoy %**
Cargo/mail in 1,000 tonnes	146	+ 0.6	1,759	+ 1.3
Available Cargo tonne-km (mio)	961	- 0.3	11,969	- 0.6
Revenue Cargo tonne-km (mio)	694	+ 4.1	8,103	+ 3.5
Cargo load-factor (%)	72.2	+ 3.1P.	67.7	+ 2.7P.
Number of Flights	1,739	- 23.4	23,539	- 20.1
Lufthansa Group	**December 2006**	**Yoy %**	**Cumulative**	**Yoy %**
Available tonne-kilometres (mio)	2,122	+ 2.8	26,667	+ 0.7
Revenue tonne-kilometres (mio)	1,527	+ 5.9	19,216	+ 2.6
Overall load factor (%)	72.0	+ 2.1P.	72.1	+ 1.4P.

Number of Flights	51,630	+ 3.3	664,382	+ 1.6

Traffic regions

Europe (incl. Germany)	December 2006	Yoy %	Cumulative	Yoy %
Passengers in 1,000	3,058	+ 7.1	41,542	+ 5.2
Available seat-kilometers (mio)	3,569	+ 11.0	45,233	+ 6.6
Revenue pax-kilometers (mio)	2,161	+ 12.7	29,588	+ 8.1
Passenger load-factor (%)	60.5	+ 0.9P.	65.4	+ 0.9P.
Cargo/mail in 1,000 tonnes	59	- 0.7	727	+ 0.2
Available Cargo tonne-km (mio)	92	- 3.1	1,213	- 2.8
Revenue Cargo tonne-km (mio)	45	+ 1.6	526	- 0.5
Cargo load-factor (%)	48.6	+ 2.2P.	43.3	+ 0.9P.

America (North and South)	December 2006	Yoy %	Cumulative	Yoy %
Passengers in 1,000	408	+ 4.3	5,931	- 1.3
Available seat-kilometers (mio)	3,648	+ 2.5	51,606	- 3.0
Revenue pax-kilometers (mio)	2,911	+ 4.4	41,668	- 3.1
Passenger load-factor (%)	79.8	+ 1.4P.	80.7	- 0.1P.
Cargo/mail in 1,000 tonnes	39	- 2.2	464	- 3.6
Available Cargo tonne-km (mio)	351	+ 1.6	4,351	- 5.7
Revenue Cargo tonne-km (mio)	269	+ 6.1	3,082	+ 0.3
Cargo load-factor (%)	76.6	+ 3.3P.	70.8	+ 4.2P.

Asia/Pacific	December 2006	Yoy %	Cumulative	Yoy %
Passengers in 1,000	329	+ 7.6	4,038	+ 5.9
Available seat-kilometers (mio)	3,120	+ 2.4	38,336	+ 3.1
Revenue pax-kilometers (mio)	2,433	+ 6.2	30,885	+ 4.6
Passenger load-factor (%)	78.0	+ 2.8P.	80.6	+ 1.1P.
Cargo/mail in 1,000 tonnes	39	+ 6.2	461	+ 9.0
Available Cargo tonne-km (mio)	435	- 1.5	5,427	+ 4.4
Revenue Cargo tonne-km (mio)	330	+ 3.2	3,913	+ 6.9
Cargo load-factor (%)	75.7	+ 3.4P.	72.1	+ 1.7P.

Middle East and Africa	December 2006	Yoy %	Cumulative	Yoy %
Passengers in 1,000	172	+ 9.0	1,884	- 1.5
Available seat-kilometers (mio)	1,056	+ 5.8	11,453	+ 1.2

Revenue pax-kilometers (mio)	764	+ 8.7	8,128	- 1.4
Passenger load-factor (%)	72.3	+ 1.9P.	71.0	- 1.8P.
Cargo/mail in 1,000 tonnes	9	- 0.7	108	+ 0.6
Available Cargo tonne-km (mio)	83	+ 0.9	978	+ 0.3
Revenue Cargo tonne-km (mio)	50	+ 1.8	582	+ 2.6
Cargo load-factor (%)	60.5	+ 0.6P.	59.5	+ 1.3P.

* Deutsche Lufthansa AG + Lufthansa Regional

Deutsche Lufthansa AG - Investor Relations
Tel. +49 69 696-90997, Fax -90990
E-Mail: **investor.relations@dlh.de**
Internet: **www.lufthansa-financials.com**

10 January 2007

 **Lufthansa** Investor Relations

Lufthansa and KarstadtQuelle reach agreement on Thomas Cook

22.12.2006

Ad-hoc release pursuant to § 15 of the securities trading act

Deutsche Lufthansa AG and KarstadtQuelle AG have today signed a Memorandum of Understanding. In this accord, Lufthansa has agreed to sell its 50 per-cent stake in the leisure travel group Thomas Cook AG to KarstadtQuelle. The agreed purchase price is 800 million euros. While Lufthansa raises its stake in Condor Flugdienst GmbH from the present ten to 24.9 per cent and receives the shares held by Condor in the Turkish holiday carrier Sun Express, the net profit for the previous financial year 2005/06 of Thomas Cook will fully remain within the company. The accord still requires the approval of the Supervisory Boards of Lufthansa and KarstadtQuelle and endorsement by the regulatory authorities. The transactions are scheduled to be finalised in the first quarter 2007.

Deutsche Lufthansa AG
Investor Relations
Frank Hülsmann, Tel. +49 69 696 28001, Fax +49 69 696 90990
Email: **investor.relations@dlh.de**

 **Lufthansa Investor Relations**

Lufthansa and KarstadtQuelle agree on future of Thomas Cook

22.12.2006

Lufthansa sells stake in leisure travel group to KarstadtQuelle / Raise stake in Condor 24.9 per cent / Take over of Condor´s stake in Sun Express

Deutsche Lufthansa AG and KarstadtQuelle AG have today signed a Memorandum of Understanding. In this accord, Lufthansa has agreed to sell its 50 per cent stake in the leisure travel group Thomas Cook AG to KarstadtQuelle. The agreed purchase price is 800 million euros. While Lufthansa raises its stake in Condor Flugdienst GmbH from the present ten to 24.9 per cent and receives the shares held by Condor in the Turkish holiday carrier Sun Express, the net profit for the previous financial year 2005/06 of Thomas Cook will fully remain within the company.

The accord still requires the approval of the Supervisory Boards of Lufthansa and KarstadtQuelle and endorsement by the regulatory authorities. The transactions are scheduled to be finalised in the first quarter 2007. Lufthansa and KarstadtQuelle each currently hold a 50 per cent stake in Thomas Cook. Condor Flugdienst GmbH is presently 90 per cent owned by Thomas Cook, the remaining ten per cent is held by Lufthansa.

"This decision is in continuation of our strategy of focusing on core business, consistently trimming the portfolio to concentrate on our core competencies and creating added value for our company," said Lufthansa Chairman and CEO Wolfgang Mayrhuber. "The new structure furnishes Thomas Cook and KarstadtQuelle with optimum opportunities to develop in the tour operator business." The leisure travel business requires targeted investment and clear focusing in view of forthcoming structural change and consolidation, said Mayrhuber. "We intend to invest only in our core business. Our shareholders and staff will profit from a stronger positioned Lufthansa as will our customers."

The Chairman emphasised that Lufthansa and Condor will continue their close cooperation in future. "We are underlining that partnership by raising our stake to 24.9 per cent which will be held direct by Lufthansa, also in future. We want to help actively shape Condor's development."

"Sun Express has established a leading position as a holiday carrier operating flights to Turkey," Wolfgang Mayrhuber observed. In harness with Turkish Airlines, a stakeholder in Sun Express, Lufthansa wants to expand that position and generate further growth in the Turkish leisure travel market.

In the Lufthansa annual financial statements, Thomas Cook is included under income from subsidiaries. It returned a segment result of 54 million euros in the 2005 business year.

Deutsche Lufthansa AG
Corporate Communications

Manny Fontenla-Novoa new Chairman of Management Board of Thomas Cook AG

12.12.2006

Ad-hoc release pursuant to § 15 of the securities trading act

The shareholders of Thomas Cook AG, KarstadtQuelle AG and Deutsche Lufthansa AG announce that the Supervisory Board has appointed Manny Fontenla-Novoa (50) the new Chairman of the Company's Management Board with immediate effect. The internationally renowned tourism expert has been a member of the Management Board of Thomas Cook AG since November 1, 2005 and has to date been responsible for the activities of the Group in the United Kingdom and Ireland.

KarstadtQuelle AG and Deutsche Lufthansa AG further announce that Thomas Holtrop has resigned his Management Board mandate at Thomas Cook AG by mutual agreement with the company with immediate effect.

Deutsche Lufthansa AG
Investor Relations
Frank Hülsmann, Tel. +49 69 696 28001, Fax +49 69 696 90990
Email: **investor.relations@dlh.de**

12 December 2006